SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number
000-50275
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedule - Modified Cash Basis December 31, 2012 and 2011

BCB Community Bank 401(k) Plan
Table of Contents
December 31, 2012 and 2011

Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements - Modified Cash Basis
Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 12
Supplementary Schedule - Modified Cash Basis
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13 - 14

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee and Participants
BCB Community Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits – modified cash basis of the BCB Community Bank 401(k) Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits – modified cash basis for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Clark, New Jersey
July 12, 2013

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
The BCB Community Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan as of December 31, 2011 and the related statements of changes in net assets available for benefits (modified cash basis) for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audits.

We conducted our audit in accordance with standards of the Public company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan as December 31, 2011, and the changes in net assets available for benefits (modified cash basis) for the year then ended on the basis of accounting described in Note 2.

/s/Demetrius & Company, L.L.C.

Wayne, New Jersey
October 11, 2012

BCB Community Bank 401(k) Plan
Statement of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value:
BCB Bancorp, Inc. - common stock	$302,204	$152,890
Pooled separate accounts	3,363,198	2,031,245

Total investments	3,665,402	2,184,135

Notes receivable from participants	156,222	88,173

Total assets	3,821,624	2,272,308

Liabilities	-	-

Net assets available for benefits	$3,821,624	$2,272,308

BCB Community Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2012 and 2011

	2012	2011

Additions to Net Assets Attributed to
Investment Income (loss):
Interest and dividends	$89,643	$4,821
Net appreciation (depreciation) in fair value of investments	266,968	(123,479)

Total Investment Income (loss)	356,611	(118,658)

Interest income on notes receivable from participants	4,808	3,323

Contributions:
Employee contributions	376,322	345,806
Employer contributions	214,344	211,041
Rollovers	747,260	-

Total contributions	1,337,926	556,847

Total additions	1,699,345	441,512

Deductions from Net Assets Attributed to
Benefits paid to participants	(148,646)	(257,924)
Administrative expenses	(1,383)	(555)

Total deductions	(150,029)	(258,479)

Net increase in net assets available for benefits	1,549,316	183,033

Net Assets Available for Benefits
Beginning of year	2,272,308	2,089,275

End of year	$3,821,624	$2,272,308

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

1.	Description of the Plan

The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established January 1, 2001 and restated July 2, 2010, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service, as defined by the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Sponsor

BCB Bancorp, Inc. (the "Company") is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Employee Contributions

Participants may elect to contribute from 1% to 15% of their pretax compensation, in increments of 1% each Plan year. Participant contributions were limited to $17,000 in 2012 and $16,500 in 2011. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions of $5,500 in 2012 and 2011. Participants may also make rollover contributions to the Plan.

Employer Contributions

The BCB Community Bank (the “Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution certain requirements, which are stated in the Plan document must be satisfied. There were no profit sharing contributions made to the Plan in 2012 and 2011.

Participant Accounts

All contributions are allowed at the direction of the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Bank’s contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

Vesting

A participant has at all times, a vested and non forfeitable right to the entire balance in his or her employee contribution and rollover contribution accounts. Each participant attains a vested and non forfeitable right in the Bank’s profit sharing contributions according to the following schedule.

Years of Service	Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank’s safe harbor and any qualified matching contributions is 100% at the time the contribution is made.

A participant becomes 100% vested in profit sharing contributions upon death or disability.

Plan Sponsor Stock

Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") beginning March 2010.

Benefit Distributions

On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25 % to 8.00% as of December 31, 2012 and 2011.

Forfeitures

Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2012 and 2011 forfeited amounts were $0 and $5,231.  Forfeitures of $5,322 and $91 were used to reduce Bank contributions in 2012 and 2011, respectively.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the modified cash basis of accounting. The investments are presented at fair value. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations and is a comprehensive basis of accounting other than GAAP in the United States of America. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.

Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

Benefit Payments

Benefit payments are recorded upon distribution.

Administrative Expenses

The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain (loss) on investments.

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.

4.	Related Party and Party-in-Interest Transactions

The Plan also owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2012 and 2011 were approximately $38,000 and $102,000, respectively. Total sales related to the Stock at market value for 2012 and 2011 were approximately $6,000 and $8,000 respectively. No shares were released in connection with the payment of benefits in 2012 and 2011.

Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Bank.

Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

5.	Investments

Investments representing 5% or more of the Plan’s assets are as follows:

	2012	2011
Janus Balanced Inv Opt R	$225,127	$168,792
JP Morgan Prime Money Market Fund	198,272	-
The Hartford Capital Appreciation Inv Opt R3	575,707	426,664
Massachusetts Investors Trust Inv Opt R2	217,477	172,066
American Century Equity Income Inv Opt R	-	114,268
Janus Forty Inv Opt	396,440	238,284
MFS Total Return Inv Opt R2	-	125,824
Nuveen Mid Cap Growth Opps Inv Opt R3	283,899	194,041
Company common stock	302,204	152,890

During the years ended December 31, 2012 and 2011, the Plan's investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2012	2011
Company common stock	$(10,232)	$662
Pooled separate accounts	277,200	(124,141)

Total	$266,968	$(123,479)

6.	Fair Value Measurements

The Plan adopted the guidance on fair value measurements. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2012 and 2011.

The fair value of the common stock is stated fair value using quoted market prices.

Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. The unit value of the pooled separate accounts is based upon significant observable inputs, although not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Large Cap pooled separate accounts seek growth of capital and invest primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Mid Cap pooled separate accounts seek capital appreciation primarily in stocks of leveraged companies.

Small Cap pooled separate accounts invest primarily in companies with market capitalization under $3.5 billion at the time of purchase and have potential for capital appreciation.

Money Market pooled separate account invests in high quality, short term money market instruments which are issued and payable in U.S dollars.

Balanced pooled separate accounts seek to provide an aggregate total return of the market index composed of small, medium, or large sized U.S. Companies.

Bond pooled separate accounts seek to provide consistent income through investments in debt securities offered by U.S. corporations and government agencies.

Specialty pooled separate accounts seek growth of capital appreciation and invest primarily in stock of companies in specific industries such as utilities, mining and technology.

International pooled separate accounts invest primarily in equities of foreign companies with developing markets.

Due to the nature of the pooled separate accounts listed above, there are no unfunded commitments or redemption restrictions.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large Cap	$-	$1,513,481	$-	$1,513,481
Mid Cap	-	332,317	-	332,317
Small Cap	-	66,845	-	66,845
Money Market	-	198,275	-	198,275
Balanced	-	841,930	-	841,930
Bond	-	318,522	-	318,522
Specialty	-	44,458	-	44,458
International	-	47,370	-	47,370
Company common stock	302,204	-	-	302,204

Total	$302,204	$3,363,198	$-	$3,665,402

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large Cap	$-	$1,067,825	$-	$1,067,825
Mid Cap	-	209,843	-	209,843
Small Cap	-	21,057	-	21,057
Money Market	-	110,202	-	110,202
Balanced	-	431,488	-	431,488
Bond	-	140,872	-	140,872
Specialty	-	22,554	-	22,554
International	-	27,404	-	27,404
Company common stock	152,890	-	-	152,890

Total	$152,890	$2,031,245	$-	$2,184,135

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2012 and 2011

7.	Risk and Uncertainties

The Plan offers investment options in various investment securities, including Company common stock and pooled separate accounts which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8.	Income Tax Status of the Plan

The Internal Revenue Service has issued a favorable determination letter dated March 31, 2008, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan Administrator believes it is no longer subject to examination for years prior to 2009.

BCB Community Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2012

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

*	The Hartford	The Hartford Capital Appreciation Inv Opt R3	N/A	$575,707

*	The Hartford	Janus Forty Inv Opt R	N/A	396,440

*	BCB Bancorp, Inc.	BCB Bancorp, Inc. common stock	N/A	302,204

*	The Hartford	Nuveen Mid Cap Growth Opps Inv Opt R3	N/A	283,899

*	The Hartford	Janus Balanced Inv Opt R	N/A	225,127

*	The Hartford	Massachusetts Investors Trust Inv Opt R2	N/A	217,477

*	The Hartford	JP Morgan Prime Money Markey Fund	N/A	198,272

*	The Hartford	Pimco Real Retu111 Inv Opt R	N/A	155,469

*	The Hartford	American Century Equity Income Inv Opt R	N/A	153,654

*	The Hartford	Hartford Target Retirement 2030 Inv Opt	N/A	136,148

*	The Hartford	Hartford Target Retirement 2020 Inv Opt	N/A	111,063

*	The Hartford	MFS total Return Inv Opt R	N/A	110,159

*	The Hartford	Franklin Growth Inv Opt R	N/A	106,712

*	The Hartford	The Hartford Total Return Bond Inv Opt R3	N/A	101,161

*	The Hartford	Franklin Templeton Moderate Allocation Inv Opt	N/A	72,628

*	The Hartford	Franklin Small Cap Value Inv apr	N/A	66,846

*	The Hartford	Fidelity Advisors Leveraged Company Stock Inv Opt	N/A	48,052

*	The Hartford	Templeton Global Bond Inv Opt	N/A	45,132

*	The Hartford	TIle Hartford Dividend and Growth Inv Opt	N/A	41,956

*	The Hartford	Franklin Templeton Conservative Allocation Inv Opt	N/A	38,058

*	The Hartford	Hartford Target Retirement 2025 Inv Opt	N/A	33,126

*	The Hartford	Pimco Total Return Inv Opt	N/A	32,904

*	The Hartford	Hartford Target Retirement 2035 Inv Opt	N/A	32,571

*	The Hartford	Hartford Target Retirement 2040 Inv Opt	N/A	30,347

*	The Hartford	Ivy Asset Strategy Inv Opt	N/A	26,204

*	The Hartford	Thornburg International Value Inv Opt	N/A	25,469

*	The Hartford	Mutual Global Discovery Inv Opt	N/A	19,430

*	The Hartford	American Funds The Growth Fund of America Inv Opt	N/A	15,972

*	The Hartford	Goldman Sachs High Yield Inv Opt	N/A	15,903

*	The Hartford	MFS Government Securities Inv Opt	N/A	$13,086

*	The Hartford	MFS Utilities Inv Opt	N/A	10,893

*	The Hartford	Ivy Science and Technology Inv Opt	N/A	7,569

*	The Hartford	Oppenheimer Gold and Special Minerals Inv Opt	N/A	7,361

*	The Hartford	Allianz NFJ Dividend Value Inv Opt	N/A	5,564

*	The Hartford	Oppenheimer Developing Markets Inv Opt	N/A	2,472

*	The Hartford	Nuveen Mid Cap Index In Opt	N/A	367

*	Participant Loans	Participant loans 3.25% to 8.00%		156,222

		Total investments		$3,821,624

* A party-in-interest as defined by ERISA.
N/A Participant directed not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: July 12, 2013	By:	/s/ William Pawlo
Name: William Pawlo
Title: Vice President and Chief Risk Officer